Exhibit (d)(b)(20)(i)

BRIGHTHOUSE FUNDS TRUST II

AMENDMENT NO. 1 TO THE INVESTMENT SUBADVISORY AGREEMENT

(Neuberger Berman Genesis Portfolio)

This Amendment No. 1 to the Investment Subadvisory Agreement (the “Agreement”) dated August 4, 2017, by and between Brighthouse Investment Advisers, LLC (the “Adviser”) and Neuberger Berman Investment Advisers LLC (the “Subadviser”) with respect to Neuberger Berman Genesis Portfolio, a series of Brighthouse Funds Trust II, is entered into effective the 29th day of April, 2022.

WHEREAS, the Agreement provides for the Subadviser to provide certain investment advisory services for the Adviser, for which the Subadviser is to receive agreed upon fees; and

WHEREAS, the parties wish to amend certain provisions of the Agreement as set forth herein;

NOW, THEREFORE, in consideration of the mutual promises, representations, and warranties made herein, covenants and agreements hereinafter contained, and, for other good and valuable consideration, the receipt and sufficiency of which are acknowledged, the parties agree as follows:

1.	Pursuant to Paragraph 11 of the Agreement, the compensation of the Subadviser referenced in Paragraph 6, which contains the schedule of fees, is hereby amended in whole to read as follows:

Compensation of the Subadviser. As full compensation for all services rendered, facilities furnished and expenses borne by the Subadviser hereunder, the Manager shall pay the Subadviser compensation at the annual rate of 0.45% for the first $500 million of the Portfolio’s average net assets, 0.40% on the next $250 million of the Portfolio’s average net assets and 0.35% on such assets over $750 million. Average daily net assets will include cash and all payables and receivables including accrued income and accrued expenses. Such compensation shall be payable monthly in arrears or at such other intervals, not less frequently than quarterly, as the Manager is paid by the Portfolio pursuant to the Advisory Agreement. If the Subadviser shall serve for less than the whole of any month or other agreed upon interval, the forgoing compensation shall be prorated. The Manager may from time to time waive the compensation it is entitled to receive from the Fund; however, any such waiver will have no effect on the Manager’s obligation to pay the Subadviser the compensation provided for herein.

2.	All other terms and conditions of the Agreement shall remain in full force and effect.

IN WITNESS WHEREOF, the parties have executed this Amendment as of the 25th day of February, 2022.

/s/ Kristi Slavin

Kristi Slavin
President, Brighthouse Investment Advisers, LLC

/s/ Brian Kerrane

By: Brian Kerrane

Managing Director, Neuberger Berman Investment Advisers LLC